Exhibit 99.1

Gahcho Kué Receives Environmental Impact Review Board Approval

YELLOWKNIFE, TORONTO and NEW YORK, July 22, 2013 /CNW/ - De Beers Canada and Mountain Province Diamonds (TSX: MPV, NYSE MKT: MDM) are pleased to announce that the Mackenzie Valley Environmental Impact Review Board (MVEIRB) has concluded the Gahcho Kué Environmental Impact Assessment and has recommended approval of the proposed Gahcho Kué diamond mine subject to measures and follow-up programs.

In a July 19, 2013 letter to the Minister of Aboriginal Affairs and Northern Development Canada, the Honourable Bernard Valcourt, the MVEIRB stated: "The Gahcho Kué Panel recommends, pursuant to sub-section 134(2) of the Mackenzie Valley Resource Management Act, that this development be allowed to proceed subject to implementation of the measures and follow-up programs described in this Report which are necessary to prevent potentially significant adverse impacts on the environment." A full copy of the Report of Environmental Impact Review and Reasons for Decision is available at www.reviewboard.ca.

Glen Koropchuk, De Beers Canada Chief Operating Officer, stated: "We are pleased to receive the Report of Environmental Impact Review and Reasons for Decision by the Mackenzie Valley Environmental Impact Review Board on the proposed Gahcho Kué diamond mine. This represents an important step forward for the proposed new diamond mine. We are reviewing the Report to better understand the implications of the measures and follow-up programs recommended by MVEIRB. We look forward to proceeding to the next stages in the regulatory approval process.

"We want to thank the Panel and staff of the MVEIRB for considering all of the evidence in preparing the Report. We also appreciate the continued participation by Aboriginal parties and other community and regulatory stakeholders as the Gahcho Kué Project moves ahead."

Patrick Evans, Mountain Province Diamonds President and CEO, added: "The Gahcho Kué joint venture has successfully demonstrated to the Review Board that the Gahcho Kué diamond mine can be successfully constructed and operated. Completion of the environmental review is a significant milestone".

The Gahcho Kué Project is a joint venture between De Beers (51%) and Mountain Province Diamonds (49%). Located at Kennady Lake, 280 km northeast of Yellowknife, the Gahcho Kué Project will recover an average of 4.5 million carats of diamonds annually over an 11 year life of mine. The Gahcho Kué diamond mine will employ up to 700 people during construction and between 360 and 380 during operations.

About De Beers Group

De Beers Group is a member of the Anglo American plc group. Established in 1888, De Beers is the world's leading diamond company with unrivalled expertise in the exploration, mining and marketing of diamonds. Together with its joint venture partners, De Beers employs approximately 16,000 people across the diamond pipeline, and is the world's largest diamond producer by value, with mining operations in Botswana, Canada, Namibia and South Africa. In Canada, De Beers operates the Snap Lake Mine in the Northwest Territories and the Victor Mine in northern Ontario. De Beers is also a joint venture partner in the Gahcho Kué Project in the Northwest Territories. For further information about De Beers visit www.debeersgroup.com.

About Mountain Province Diamonds

Mountain Province Diamonds discovered the first kimberlite at Kennady Lake in 1995 and in 1997 entered into a joint venture with Monopros, a subsidiary of De Beers. Mountain Province is a 49% participant with De Beers Canada in the Gahcho Kué JV located in Canada's Northwest Territories.  Gahcho Kué is the world's largest and richest new diamond mine development. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%. Further information is available at www.mountainprovince.com.

Forward-Looking Statements

This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding Mountain Province's business. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE: Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Cathie Bolstad
Director, External & Corporate Affairs
De Beers Canada

Tel:  (867) 766-7300

Patrick Evans
President and CEO
Mountain Province Diamonds

Tel:  (416) 361-3563

CO: Mountain Province Diamonds Inc.

CNW 07:45e 22-JUL-13